  Exhibit99.1

Prophecy Shareholders Pass All Resolutions at 2019 AGM

Vancouver, British Columbia, September 12, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to report that all proposed resolutions were approved at the Company’s Annual General Meeting of shareholders held on September 12, 2019 in Vancouver, British Columbia (the “Meeting”). The number of directors was set at 5 and all director nominees, as listed in the Management Information Circular dated July 25, 2019 (the “Information Circular”), were elected as directors of the Company at the Meeting to serve for a one-year term and hold office until the next annual meeting of shareholders. According to the proxies received and shares voted in person at the Meeting, the results were as follows:

Director	Votes FOR(1)(2)	Votes WITHHELD(1)(2)
John Lee	94.95%	5.05%
Greg Hall	98.23%	1.77%
Masa Igata	95.10%	4.90%
Marc Leduc	95.29%	4.71%
Notes:
(1)
There were 11,908,396 non-votes reported by the Scrutineer of the Meeting in respect of the above motion.
(2)
The percentages reported in this news release are calculated on the votes cast in person and by proxy at the Meeting which total 16,131,583 with respect to the above motion.

Davidson & Company LLP, Chartered Accountants have been appointed as auditors of the Company again, for the ensuing year and the directors have been authorized to fix their remuneration.

An ordinary resolution of shareholders was approved with respect to the amendments to the Company’s Share-Based Compensation Plan.

Voting results for all resolutions noted above are reported in the Report on Voting Results as filed under the Company’s SEDAR profile on September 12, 2019.

About Prophecy

Prophecy is developing Pulacayo silver project in Bolivia and Gibellini vanadium project in Nevada. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Interim Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com